Advanced Cell Technology, Inc.
33 Locke Drive
Marlborough, MA 01752

March 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jeffrey P. Riedler, Esq.
Assistant Director

Re:      Advanced Cell Technology, Inc. ("the Company")
Registration Statement on Form S-1, Post Effective Amendment No. 1
Filed February 14, 2011 (File No. 333-172258)

Ladies and Gentlemen:

We are responding to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of February 18, 2011.

Form S-1

General

Staff comment:

1.	Please amend your registration statement to include audited financial statements for the most recently completed fiscal year as required by Items 3-12(b) and 3-01(c) of Regulation S-X.

Response:
The Amendment No. 1 to the Registration Statement on Form S-1 (as so amended, the “Registration Statement”) has been amended to delete the unaudited financial statements for the quarter ended September 30, 2010 and to include the audited financial statements for 2010, the Company’s most recently completed fiscal year as required by Items 3-12(b) and 3-01(c) of Regulation S-X.

Staff comment:

JMJ Notes Transaction, page 7

2.
We note your discussion here and in the selling security holders section on page 26 that the prospectus covers shares underlying warrants, however you have listed approximately 1.7 million warrants that apparently terminated on December 31, 2010.  Please update the discussion to eliminate the warrants that have terminated or revise the discussion to reflect the shares that were obtained upon exercise of the warrants prior to termination.

Response:
The Registration Statement has been revised to reflect that the Company is in the process of extending the termination dates to 2014.

Staff Comment:

Series C Preferred Shares Transaction, page 9

3.	Please explain how the 30 million shares issuable upon exercise of the Socius warrant were calculated.

Response:
The Registration Statement has been revised to note that on January 10, 2011, Socius and the Company entered into a letter agreement in which the parties agreed that, following arms-length negotiations and notwithstanding anything to the contrary in the SociusWarrant, that the initial number of shares issuable under the SociusWarrant was equal to 30,000,000. This initial number of shares presumes that the closing bid price of the Company’s common stock is on the applicable Series C Tranche Notice date, and therefore the applicable per-share exercise price for the Socius Warrant, is $0.16 per share. Accordingly, this prospectus includes 30,000,000 shares of the Company’s common stock issuable upon exercise of the Socius Warrant.

Staff Comment:

4.	Please define the term “initial investment shares” and explain how you determined there were 25 million initial investment shares.

Response:

At the initial closing pursuant to the Series C Purchase Agreement, which occurred on December 30, 2010 (the “Closing Date”), (i) Socius purchased 400 Preferred Shares and the Company received gross proceeds of  $4,000,000, (ii) the Company delivered to Socius an initial warrant (the “Initial Warrant”) obligating Socius to purchase shares of Common Stock with an aggregate purchase price of $800,000. The Initial Warrant is automatically exercisable on the date a registration statement for the resale of all shares of Common Stock issuable pursuant to the Series C Purchase Agreement is declared effective, with delivery of such shares made to Socius on the trading day immediately following the exercise date at a per-share price equal to the closing bid price of the Common Stock on the delivery date, and (iii) Socius became obligated to purchase additional shares of Common Stock equal in aggregate dollar amount to $4,000,000 (such shares of Common Stock the the “Initial Investment Shares”), with delivery of such shares made to Socius on the trading day immediately following the date the registration statement is declared effective at a price per share equal to the closing  bid price of Common Stock on the delivery date.

In order to determine the number of Initial Investment Shares that are issuable under the Series C Purchase Agreement, the Company assumed a purchase price of $0.16 per share for the $4,000,000 worth of Initial Investment Shares, resulting in 25,000,000 shares of common stock ($4,000,000 times $0.16) being issuable to Socius as the Initial Investment Shares. Accordingly, this prospectus includes 25,000,000 shares of the Company’s common stock issuable as Initial Investment Shares. The obligation of Socius to purchase the Initial Investment Shares was disclosed in the Current Report on Form 8-K filed by the Company with the SEC on December 30, 2010.

The Registration Statement has been amended to reflect the above.

Staff Comment:

5.	Please explain how the 156.250 million shares issuable as additional “investment shares” were calculated.

Response:

The Registration Statement has been revised to state that in order to determine the number of Additional Investment Shares that are issuable under the Series C Purchase Agreement, the Company assumed that the entire $25,000,000 worth of Series C Preferred Shares would be sold by the Company, obligating Socius to purchase $25,000,000 worth of Additional Investment Shares, and the Company further assumed a purchase price of $0.16 per share for such Additional Investment Shares, resulting in 156,250,000 shares of common stock ($25,000,000 times $0.16) being issuable to Socius as the Additional Investment Shares.  Accordingly, this prospectus includes 156,250,000 shares of common stock issuable as Additional Investment Shares. The obligation of Socius to purchase the Additional Investment  Shares was disclosed in the Current Report on Form 8-K filed by the Company with the SEC on December 30, 2010.

Staff Comment:

6.
Please explain how you determined that 7,812,500 shares of common would be issuable upon payment of the commitment fee.  In addition, please clarify whether these shares are in lieu of the $1.25 million commitment fee or in addition to the fee owed.

Response:
The Registration Statement has been revised to reflect that, in order to determine the number of shares that would be issuable in payment of the Commitment Fee in the event the Company decides to pay the fee in shares rather than cash, the Company assumed a price of $0.16 per share, which would result in 7,812,500 shares of common stock ($1,250,000 times $0.16) being issuable. Accordingly, this prospectus includes 7,812,500 shares of the Company’s common stock issuable in payment of the Commitment Fee.

Staff Comment:

7.	Please describe the recourse available to the company in the event Socius does not comply with its obligations under the warrant or purchase agreements.

Response:
The Registration Statement has been revised to state that in the event Socius does not complywith its obligations under the Series C Purchase Agreement (including its obligations to exercise the Socius Warrant), the Series C Purchase Agreement provides that, in addition to being entitled to exercise all rights provided therein or granted by law, the Company would be entitled to seek specific performance by Socius under the Series C Purchase Agreement and the Socius Warrant.
Staff Comment:

8.
We note the statement “the Socius Warrant was issued to Socius on December 30, 2010 (the “Closing Date”) pursuant to a letter agreement dated January 10, 2011, Socius and the Company agreed that the Socius Warrant obligates Socius to purchase up to 30,000,000 shares of Common Stock pursuant to the Series C Purchase Agreement.”  Please expand the discussion to explain why the warrant was issued prior to the letter agreement.  In addition, please discuss whether the terms and obligations under the warrant and letter agreement are fixed or changeable.

Response:
The Registration Statement has been revised to note that the Socius Warrant was issued to Socius on December 30, 2010, simultaneous with entering into the Series C Purchase Agreement (the “Closing Date”). The Socius Warrant was issued with an initial exercise price per warrant of $0.16 per share and for a total of up to 31,250,000 shares, subject to adjustment as described therein. On January 10, 2011, Socius and the Company entered into a letter agreement in which the parties agreed, following arms-length negotiations and notwithstanding anything to the contrary in the Socius Warrant, that the initial number of shares issuable under the Socius Warrant was equal to 30,000,000, subject to adjustment as set forth therein.

The terms and obligations under the Letter Agreement and the Socius Warrant are fixed, as set forth therein.

Staff Comment:

9.
Please confirm, if true, that when the company requests Socius to purchase a tranche of Series C preferred shares, Socius must also purchase within 60 days common shares in an amount equal to the dollar amount of the tranche notice.

Response:

Confirmed. The Registration Statement has been revised to state that the Series C Purchase Agreement requires that, when the Company requests Socius to purchase a tranche of Series C Preferred Shares, the mandatory purchase by Socius of the related Additional Investment Shares must occur no later than sixty (60) calendar days following the Series C Tranche Notice date.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Gary Rabin
Gary Rabin
Interim Chief Executive Officer

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